

November 5, 2020

Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

> **Re: Legacy Acquisition Corp.**
> **Definitive Information Statement on Schedule 14C**
> **Filed October 30, 2020**
> **File No. 001-38296**

Dear Mr. Rigaud:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Definitive Information Statement on Schedule 14C filed October 30, 2020

The Legacy Board of Directors' Reasons for the Business Combination, page 73

1. We note your response to prior comment 11 and your revised disclosure stating that the Board believed the Closing Share Consideration presented an attractive valuation. Please enhance your disclosure to explain how the Board determined that the consideration presented an attractive valuation. In this regard, we note your revised disclosure which states that Wells Fargo assisted the Company by preparing certain financial and valuation information regarding selected public companies and certain industry related data for consideration by the Company and that Legacy compared Onyx to category leading publicly traded digital ecommerce companies as well as to automobile replacement part retailers. Revise to disclose whether the Board considered this information in recommending the transaction and, if so, revise to summarize the financial and valuation information taken into account.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Penny J. Minna